ASX AND MEDIA RELEASE	1 APRIL 2003

YALE RESEARCHERS REPORT PHENOXODIOL KILLS OVARIAN CANCER CELLS

The Yale School of Medicine announcement is:

“New Haven, Conn. – Yale School of Medicine researchers have released laboratory based data identifying significant new signaling pathways for ovarian cancer and have found that drugs can be used to successfully alter signals to induce cancer cell death.

The results were presented at the Society for Gynaecologic Investigation 50th Annual Meeting in Washington, D.C.

Researchers, led by Associate Professors Gil Mor, M.D., and Thomas Rutherford, M.D., in the Department of Obstetrics and Gynecology at Yale School of Medicine, used the experimental anti-cancer agent that caused chemo-resistant cancer cells to die.

They also presented data indicating two signaling pathways that regulate cancer cells.

They found that the drug, phenoxodiol, works by altering the signals made by these pathways.

Associate Professor Mor said their research had found phenoxodiol to be an efficient inducer of cell death in ovarian cancer cells and it sensitized the cancer cells to Fas-mediated apoptosis (cell death).

“These findings demonstrate a novel non-toxic drug that controls FLIP/XIAP function and has the potential to eliminate tumor cells through Fas-mediated apoptosis, Professor Mor said.”

A multi-center phase II trial is already underway to investigate the drug phenoxodiol in women with chemo-resistant ovarian cancer.

The trial being conducted at Yale University School of Medicine is the only participating U.S. site.

Associate Professor Rutherford said the team had identified phenoxodiol in the laboratory to be an extremely effective agent in causing ovarian cancer cells to undergo cell death.

“Clinically, we are investigating possible toxicity and response at different dose levels in women with chemo-resistant ovarian cancer.

“In some of these women, disease regression or stabilization has been realized,” Professor Rutherford added.”

Dr. Graham Kelly, director of phenoxodiol research at Marshall Edwards Inc., said the importance of the report lay not just in the discovery that phenoxodiol caused chemo-resistant ovarian cancer cells to die, but how it makes that happen — by altering the messages sent by two signaling pathways that otherwise fail to tell these cells to self-destruct. “

Phenoxodiol kills cancer cells by inducing apoptosis (programmed cell death). It does this by allowing activation of the death receptors that are normally turned off in cells that are cancerous. Phenoxodiol has shown activity against every type of cancer cell tested to date.

The safety profile of phenoxodiol in humans has been demonstrated in all patients who have undertaken treatment. No specific drug related side effects have been identified.

Under U.S. law, a new drug cannot be marketed until it has been investigated in clinical trials. After the results of these trials are submitted in a new drug application to the FDA, the FDA must approve the drug as safe and effective before marketing can take place.

More information on phenoxodiol and on the Company can be found at www.marshalledwardsinc.com .

Marshall Edwards Inc. is listed on the London Stock Exchange’s Alternative Investment Market (MSH) and is 95 per cent owned by ASX and NASDAQ-listed Novogen Limited (ASX: NRT, NASDAQ: NVGN).

ISSUED FOR	:	NOVOGEN LIMITED
LISTINGS	:	ASX (CODE NRT), NASDAQ (CODE NVGN)
FOR FURTHER
INFORMATION	:	DR GRAHAM KELLY, PHENOXODIOL PROGRAM DIRECTOR,
EXECUTIVE CHAIRMAN, MARSHALL EDWARDS INC.,
TEL (02) 9878 0088 http://www.novogen.com
ISSUED BY	:	WESTBROOK COMMUNICATIONS
CONTACT: DAVID REID TEL (02) 9231 0922 OR 0417 217 157